DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHA
LONDON EC

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

March 4, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following Significant Event dated February 27, 2003.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

dlw 3/12

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

At a meeting on 26 February 2003, the Board of Directors of GRUPO FERROVIAL, S.A. resolved to call the Annual Meeting of shareholders, to be held in the Auditorio "Sala Fénix" in Edificio La Unión y El Fénix, at Paseo de la Castellana, 33, 28046 Madrid, on 21 March 2003, at 12.30 hours, at first call, and on 22 March 2003, at the same time and place, at second call, to debate and adopt resolutios on the following

AGENDA

1. Examination and approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management report of the company for the year ended 31 December 2002.

2. Examination and approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management report of the consolidated group of companies for the year ended 31 December 2002.

3. Proposed distribution of income for the year 2002.

4. Examination and approval of the conduct of business by the Board of Directors in 2002.

5. Ratification, re-appointment and appointment of directors.

6. Appointment of auditors for the company and consolidated group.

7. Amendment to the Bylaws in order to regulate the Audit and Control Committee.

8. Elimination of the part of the remuneration system for company directors that is referenced to the share price. Authorization to the Board of Directors to establish the obligation to allocate part or all of directors' remuneration to the acquisition of shares of the company.

9. Authorization so that, in conformity with articles 75 and related articles of the Spanish Corporations Law (*Ley de Sociedades Anónimas*), the company may acquire own shares directly or via controlled companies, and revocation of the previous authorization resolved by the Shareholders' Meeting on 22 March 2002.

10. Delegation of powers to formalize, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalize the deposit of the financial statements as referred to in article 218 of the Spanish Corporations Law (*Ley de Sociedades Anónimas*).

In addition to the agenda set out above, the proposed distribution of income involves distributing a dividend of 0.67 euros per share out of 2002 income, as follows:

a) The amount of 0.20 euros per share, which was distributed on 15 November 2002 on account of 2002 income,

b) The amount of 0.47 euros per share, which is proposed as a supplementary dividend out of 2002 income.

Attached hereto is the full text of the proposals of all the motions to be laid before the Shareholders' Meeting, with a note describing the justification for, and advisability of, each one.

Coinciding with the publication of the notice of Shareholders' Meeting, the financial statements and management report of the company and its consolidated group will be placed at shareholders' disposal, as well as the respective auditors' reports, the report by the Board of Directors regarding item 7 of the agenda, including the full text of the proposed amendment to the Bylaws, the proposals for all the resolutions, with an explanation of their justification and advisability, and the Report on Corporate Governance for the year 2002; all the foregoing documentation may also be examined and obtained on the company's web site (www.ferrovial.com)

Madrid, 27 February 2003.

José María Pérez Tremps

Director - Company Secretary

PROPOSALS
ANNUAL MEETING OF SHAREHOLDERS

GRUPO FERROVIAL
21 March 2003

1. ITEM ONE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS – BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS – AND THE MANAGEMENT REPORT OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2002.

Justification and advisability of the proposal:

To comply with article 95 of the Spanish Corporations Law, which establishes that the Shareholders' Meeting must, within six months from the end of the related year, approve the financial statements and management report of the company, which have been previously drafted by the Board of Directors.

Proposal:

"Approve the company's financial statements (balance sheet, income statement and notes to financial statements) and the management report prepared by the Board of Directors for the year ended 31 December 2002."

2. ITEM TWO OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS – BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS – AND THE MANAGEMENT REPORT OF THE CONSOLIDATED GROUP OF COMPANIES FOR THE YEAR ENDED 31 DECEMBER 2002.

Justification and advisability of the proposal:

As stated in the preceding item, the Shareholders' Meeting must approve the financial statements and management report within six months from year-end. In htis case, the consolidated financial statements of the Company's group must be presented for approval at the same time as those of hte controlling company (Grupo Ferrovial, S.A.), in accordance with Article 42.6 of the Commercial Code (*Código de Comercio*).

Proposal:

"Approve the consolidated group's financial statements (balance sheet, income statement and notes to financial statements) and the management report, all prepared by the Board of Directors, for the year ended 31 December 2002."

3. ITEM THREE OF THE AGENDA.

PROPOSED DISTRIBUTION OF INCOME FOR THE YEAR 2002

Justification and advisability of the proposal:

In adopting the proposal set out below, the Board of Directors distinguishes between what might be called ordinary income for the year from those arising from a one-time transaction which led to a new shareholder acquiring 40% of the capital of Cintra, Concesiones de Infraestructuras, S.A.

Regarding the first item, the proposa maintains the policy of shareholder remuneration in line with previous years. Additionally, with respect to the aforementioned transaction, the proposal seeks to pay shareholders a share of the value which Ferrovial realized in the transaction.

Proposals:

One.-

"Approve the distribution of the year 2002 income which amounts to 364,456,450 euros, as follows:

- Legal reserve 6,550,346 euros
- Voluntary reserves 265,776,547.33 euros
- Dividend 92,129,556.67 euros

Two.-

Ratify the resolution adopted by the Board of Directors on 24 October 2002 to distribute the amount of 0.20 euros per share as an interim dividend out of 2002 income.

Three.-

The amount of 0.47 euros per share, i.e. the difference between the total amount of the dividend out of 2002 income resolved by this Shareholders' Meeting and the interim dividend approved on 24 October 2002, shall be paid to the shareholders of Grupo Ferrovial S.A. from 12 May 2003.

In accordance with the legal provisions, the company's treasury stock will not receive the amount of the agreed dividend and this amount will be distributed to the other shares; accordingly, at this date[1], a dividend of 0.67 euros per share will be paid out of the 2002 accounts."

4. ITEM FOUR OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE CONDUCT OF BUSINESS BY THE BOARD OF DIRECTORS IN 2002.

Justification and advisability of the proposal:

Article 95 of the Spanish Corporations Law establishes that, within six months from the end of the business year, the Shareholders' Meeting must pass judgement on the conduct of the company's business; accordingly, the following proposal is laid before the Meeting:

Proposal:

"Approve the conduct of business by the Shareholders' Meeting in 2002".

5. ITEM FIVE OF THE AGENDA.

RATIFICATION, RE-APPOINTMENT AND APPOINTMENT OF DIRECTORS.

Justification and advisability of the proposal.

[1] If the number of own shares held by Grupo Ferrovial, S.A. changes between the date when the Board of Directors prepared the accounts (26 February 2003) and the Shareholders' Meeting (21 March 2003), the dividend per share will be adjusted accordingly.

Mr. Gabriele Burgio was appointed as a director by the Board of Directors using its power of co-option in order to fill the vacancy existing at the time. Now, in accordance with Article 138 of the Spanish Corporations Law, his appointment must be submitted to the Shareholders' Meeting for approval.

The Shareholders' Meeting is also asked to re-appoint Messrs. Pino y Calvo-Sotelo, Pérez Tremps, Eguidazu Mayor and Arena de la Mora, and the company Portman Baela, S.L. since their term of office is drawing to an end.

Finally, the appointment of CASA GRANDE DE CARTAGENA, S.L. is due to the fact that the latter has acquired the ownership interest in the company previously held by PROFESA INVESTMENTS B.V.

The process of selection of all the Directors conformed to the rules contained in the Board of Directors Regulation, including the prior report by the Appointments and Remuneration Committee.

Proposals:

One.-

"Ratify Mr. Gabriele Burgio as a member of the company's Board of Directors following his designation by the Board of Directors on 28 May 2002, by means of its powers of co-option.

His term of office wil be that provided in the Bylaws, i.e. three years."

Two.-

"Re-appoint the directors Mr. Rafael del Pino y Calvo-Sotelo, Mr. José María Pérez Tremps, Mr. Santiago Eguidazu Mayor, Mr. Juan Arena de la Mora and the company Portman Baela, S.L. for the three-year term established in the Bylaws."

Three.-

"Appoint CASA GRANDE DE CARTAGENA S.L. as member of the Board of Directors, for the three-year term established in the Bylaws, in place of PROFESA INVESTMENTS, B.V. which has presented its resignation."

6. ITEM SIX OF THE AGENDA.

APPOINTMENT OF AUDITORS FOR THE COMPANY AND CONSOLIDATED GROUP.

Justification and advisability of the proposal.

The Board of Directors has taken steps with regard to the appointment of the audit firm considering the long period (13 years) during which this position has been held by the same auditor. This is without prejudice to very high esteem in whic the work performed by that auditor is held. The goal is to apply, in this area, a practice of renewal in keeping and in conformity with the spirit of Spanish law, particularly after the promulgation of the Law of Measures for the Reform of the Financial System.

The Audit and Control Committee has conducted a process of selection in which the leading audit firms operating in Spain have participated, and this has culminated in the proposal to appoint PriceWaterhouseCoopers Auditores, which proposal is laid before the Shareholders' Meeting for approval.

Proposal:

"Appoint PriceWaterHouseCoopers Auditores, S.L., domiciled in Paseo de la Castellana, 43, 28046 Madrid and with tax identification number B-79031290, as the auditors of the Company and its consolidated group for three years."

7. ITEM SEVEN OF THE AGENDA.

AMENDMENT TO THE BYLAWS IN ORDER TO REGULATE THE AUDIT AND CONTROL COMMITTEE

Justification and advisability of the proposal:

As detailed in the Board of Directors Report accompanying the Shareholders' Meeting notice, this bylaw amendment meets the legal obligation of regulating the Audit Committee in the Bylaws.

Proposals:

One.-

"Introduce the Audit and Control Committee regulation into the bylaws; Grupo Ferrovial has an Audit and Control Committee".

Two.-

"For that purpose, amend articles 31 to 33 (both inclusive) of the company bylaws, which will read as follows:

Article 31: Audit and Control Committee: Composition and positions

The Board of Directors shall create an Audit and Control Committee which shall comprise four members at least and six members at most. All its members shall be external or non-executive directors.

The Audit and Control Committee shall be empowered to inform, supervise, advise and propose on the matters in its power.

The members of the Audit and Control Committee shall appoint an independent director as the Chairperson from within the committee itself. The Chairperson shall hold office for four years and can be reappointed one year after stepping down. Nevertheless, the Chairperson can resign from office before the end of the 4-year period if the bylaws on directors' terms requires this.

The Committee's Secretary shall be the secretary to the Board of Directors, the Vice-Secretary or one of the members of the Audit and Control Committee, as established in each case.

Article 32: Audit and Control Committee rules

The Audit and Control Committee shall meet when its Chairperson convenes it; this shall be done whenever the Board or its Chairperson requests this and, in any case, when it is deemed appropriate for the good performance of its functions.

Any member of the Company's management team or personnel who is asked to attend the Audit and Control Committee's meetings shall be obliged to attend, collaborate and provide the information he/she has available. The Audit and Control Committee may also demand that the external auditors attend its meetings.

The Chairperson of the Audit and Control Committee shall chair the meetings and direct the deliberations about the matters to be discussed.

The Audit and Control Committee shall be validly convened when at least three members attend or are duly represented.

The rules established for the Board of Directors in the Bylaws regarding the convening, constitution and adoption of resolutions shall be applied, except when this is not compatible with the nature and functions of the Audit and Control Committee. Likewise, the Board of Directors and, by delegation of same, the Audit and Control Committee may establish complementary rules.

Article 33: Powers of the Audit and Control Committee

Without prejudice to other duties assigned by the Board, the Audit and Control Committee shall have the following duties:

1. Inform the Shareholders' Meeting of the matters raised by the shareholders relating to its areas of competence.

2. Propose to the Board of Directors to submit to the Shareholders' Meeting the appointment of external auditors, including the conditions of the engagement, the scope of the professional mandate and, if appropriate, revocation or non-renewal.

3. Supervise the internal audit service.

4. Be aware of the company's financial information process and the internal control systems and monitor compliance with the legal requirements and the correct application of generally-accepted accounting principles.

5. Liaise between the Board of Directors and the external auditors, and assess the results of each audit. In particular, maintain relations with external auditors in order to receive information about matters that may jeopardize their independence and any other matters related to the audit process as well as any other disclosures envisaged in the audit legislation and in the technical audit standards.

6. Examine compliance with the Code of Corporate Governance and the Internal Code of Conduct relating to the Securities Markets and propose any necessary improvements

7. Receive information and, if appropriate, issue a report on disciplinary measures against members of the Company's senior management team.

8. Supervise the information that the Board of Directors must approve and include in its annual public documentation.

9. Assist the Board in its task of ensuring the accuracy and reliability of the financial information that is supplied periodically to the markets, investors and authorities, in accordance with the applicable regulations."

Three.-

"Renumber the following articles of the Company Bylaws in the following way (maintaining their current headings); this renumbering is due to the Audit and Control Committee regulation approved in the preceding item:"

PREVIOUS NUMBER	NUMBER AFTER AMENDMENT
Article 31: "Business year"	Article 34
Article 32: "Preparation of financial statements"	Article 35
Article 33: "Approval of financial statements"	Article 36
Article 34: "Dissolution"	Article 37
Article 35: "Liquidation"	Article 38
Article 36: "Resolution of disputes"	Article 39

8. ITEM EIGHT OF THE AGENDA.

ELIMINATION OF THE PART OF THE REMUNERATION SYSTEM FOR COMPANY DIRECTORS THAT IS REFERENCED TO THE SHARE PRICE. AUTHORIZATION TO THE BOARD OF DIRECTORS TO ESTABLISH THE OBLIGATION TO ALLOCATE PART OR ALL OF DIRECTORS' REMUNERATION TO THE ACQUISITION OF SHARES OF THE COMPANY.

Justification and advisability of the proposal:

As it does every year, the Board of Directors has reviewed its remuneration system. As a result, the Board has deemed it appropriate to establish a system that partly references remuneration to the company's consolidated results.

Moreover, it concluded that it would be appropriate for the Board to establish the obligation that members invest the amount of their remuneration in company shares. The obligation would also include maintaining those shares in their net worth so long as the interested party is a director, except in special circumstances. The Board believes that this system will favor the directors' commitment to shareholder interests while maintaining that link during their term of office.

Proposals:

<u>One.-</u>

Revoke, with effect from 1 January 2003, the resolution regarding the application of part of the remuneration of the Board of Directors members of a system referenced to the share price, which was approved by the Shareholders' Meeting on 22 March 2002 as item eight of the agenda.

<u>Two.-</u>

Authorize the Company's Board of Directors to establish the obligation that its members to allocate the amounts received for some or all of the established remuneration items to acquiring company shares which, if appropriate, will be done in the market at pre-set dates and in conditions as determined by the Board of Directors.

9. ITEM NINE OF THE AGENDA.

AUTHORIZATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), THE COMPANY MAY ACQUIRE OWN SHARES DIRECTLY OR VIA CONTROLLED COMPANIES, AND REVOCATION OF THE PREVIOUS AUTHORIZATION RESOLVED BY THE SHAREHOLDERS' MEETING ON 22 MARCH 2002.

Justification and advisability of the proposal.

Article 75 of the Spanish Corporations Law states that the acquisition of own shares, and the terms and conditions of same, must be authorized previously by the Shareholders' Meeting.

In anticipation of it being necessary or appropriate, in the company's interest, to acquire own shares, it is proposed that the Shareholders' Meeting authorizes those operations under the terms and deadline set out in the proposal.

Proposals:

One.-

"Authorize the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Type of acquisition: acquisition via purchase-sale or via any other *inter vivos* act for a valuable consideration.

- Maximum number of shares to be acquired: up to 5% of Grupo Ferrovial, S.A.'s capital stock, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s capital stock.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the share price and the maximum acquisition price shall be 120% of the share price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume relating to the acquisition of own shares shall not be more than 25% of the average total volume of Grupo Ferrovial S.A. shares traded in the previous ten sessions.

- Duration of the authorization: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorization regarding this matter that was granted by the Shareholders' Meeting on 22 March 2002."

10. ITEM TEN OF THE AGENDA.

DELEGATION OF POWERS TO FORMALIZE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALIZE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS).

Justification and advisability of the proposal.

The practical efficacy of some of the resolutions adopted at this Shareholders' Meeting depends on performing certain formalities; therefore, it is proposed that executive directors shall be delegated with the necessary powers to perform those formalities.

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalize and public-deed the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions at the Mercantile Registry, including the power to remedy or rectify on the basis of verbal or written judgments made by the Registrar."